# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Frazier Life Sciences Acquisition Corp. II, CIK 0002153598
CUSIP: G37103101
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1001 Page Mill Road, Building 4, Suite 200B, Palo Alto, California (CA), 93404
Date of event which requires filing of this statement: 10/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001856083

## Reporting persons
- Deep Track Capital, LP: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (8.97% of the class)
- Deep Track Biotechnology Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 503,090; sole dispositive power 0; shared dispositive power 503,090; aggregate amount beneficially owned 503,090 (6.45% of the class)
- David Kroin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (8.97% of the class)
- Deep Track Special Opportunities Fund, LP.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 196,910; sole dispositive power 0; shared dispositive power 196,910; aggregate amount beneficially owned 196,910 (2.52% of the class)

## Item 1. Issuer
Name of issuer: Frazier Life Sciences Acquisition Corp. II
Address of issuer's principal executive offices: 1001 Page Mill Road, Building 4, Suite 200B, Palo Alto, CA 93404

## Item 2. Person Filing
Name of person filing:
(i) Deep Track Capital, LP

(ii) Deep Track Biotechnology Master Fund, Ltd.

(iii) David Kroin

(iv) Deep Track Special Opportunities Fund, LP.
Address of principal business office or, if none, residence:
(i) 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830

(ii) c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands

(iii) c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830

(iv) c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830
Citizenship:
(i) Delaware

(ii) Cayman Islands

(iii) United States

(iv) Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 700,000
Percent of class: 8.97%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 700,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 700,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Deep Track Capital, LP is the relevant entity for which David Kroin may be considered a control person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Item 4: Information with respect to the Reporting Persons' ownership of the Class A Ordinary Shares as of October 21, 2026, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined using 7,800,000 Class A Ordinary Shares outstanding as of October 15, 2026, as reported by the issuer on its 8-K filed with the SEC on October 15, 2026.

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 21, 2026

Deep Track Capital, LP
By: /s/ David Kroin
David Kroin, Managing Member of the General Partner of the Investment Adviser

Deep Track Biotechnology Master Fund, Ltd.
By: /s/ David Kroin
David Kroin, Director

David Kroin
By: /s/ David Kroin
David Kroin

Deep Track Special Opportunities Fund, LP.
By: /s/ David Kroin
David Kroin, Managing Member of the General Partner of the Investment Adviser of Deep Track Special Opportunities Fund, LP

## Signatures
- Deep Track Capital, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Adviser (10/21/2026)
- Deep Track Biotechnology Master Fund, Ltd.: /s/ David Kroin, David Kroin, Director (10/21/2026)
- David Kroin: /s/ David Kroin, David Kroin (10/21/2026)
- Deep Track Special Opportunities Fund, LP.: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Adviser of Deep Track Special Opportunities Fund, LP (10/21/2026)